EXHIBIT 99B


Management's Discussion and Analysis

Management's Discussion and Analysis of Financial Condition and Results of Operations

All results are expressed in United States dollars unless otherwise stated.

THE COMPANY Kinross Gold Corporation (the "Company") is engaged in the mining and processing of gold and silver ore and the exploration for and acquisition of gold-bearing properties, principally in the Americas, Russia, Australia and Africa. The Company's products are gold and silver produced in the form of dore that is shipped to refineries for final processing.

OVERVIEW The Company's share of attributable production was 944,803 gold equivalent ounces in 2001, a nominal increase when compared to 2000 production of 943,798 ounces and a decrease of 7% when compared to 1999 production of 1,012,408 ounces. Average total cash costs per gold equivalent ounce decreased by 4%, to $193 in 2001, compared to $202 in 2000 and $196 in 1999. Cash flow provided from operating activities in 2001 was $74.5 million, compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities increased in 2001 due to lower production costs, lower exploration spending, and an increase in the proceeds on restructuring of the gold forward sales contracts when compared to 2000. In 2001, $16.1 million of write-downs of property plant and equipment of which the largest component was an $11.8 million write-down of the Blanket mine due to the continued uncertainty in Zimbabwe, resulted in a $36.9 million, or $0.14 per share net loss for the year. As a result of the continuing uncertainty in Zimbabwe and the difficulty with which (the "Company") had in exercising control over its subsidiary, the Company discontinued the consolidation of the Zimbabwean subsidiary, effective December 31, 2001. The 2001 loss compares to a $126.1 million, or $0.45 per share loss in 2000 and a $240.7 million, or $0.83 per share net loss in 1999. The losses in 2000 and 1999 included write-downs of $85.2 million and 189.5 million, respectively.

BUSINESS ACQUISITIONS The Company acquired the balance of the Goose/George Lake exploration property in Nunavut by issuing from treasury 4,000,000 common shares valued at $3.8 million. In addition to this acquisition, (the "Company") focused on completing the permitting of the True North property, one of the satellite deposits near the Fort Knox processing plant. The permitting process was completed in January 2001 and (the "Company") completed the pre-production capital expenditures during 2001. Commercial production for this additional deposit was achieved early in the second quarter of 2001.

REVENUES

GOLD AND SILVER SALES The Company's primary source of revenue is from the sale of its gold production. The Company sold 907,149 ounces of gold in 2001, compared to 897,428 ounces in 2000 and 1,006,453 ounces in 1999. Revenue from gold and silver sales was $270.1 million in 2001 compared to $271.0 million in 2000 and $304.0 million in 1999. Revenue from gold and silver sales in 2001 was similar to the 2000 results. In 2001, (the "Company") realized $296 per ounce of gold, compared to $298 in 2000 and $300 in 1999. The average spot price for gold was $271 per ounce in 2001 compared to $279 in 2000 and $279 in 1999.

Summary Information                                           2001              2000             1999
Attributable gold equivalent production - ounces            944,803           943,798         1,012,408
Attributable gold production - ounces                       937,852           932,423         1,006,453
Gold sales - ounces (excluding equity accounted ounces)     907,149           897,428         1,006,453
Gold revenue (millions)                                    $  268.8          $  267.8        $    302.3
Average realized gold price per ounce                      $    296          $    298        $      300
Average spot gold price per ounce                          $    271          $    279        $      279

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the three comparative years. The resulting ratios are 62.00:1 in 2001, 56.33:1 in 2000, and 53.40:1 in 1999.

INTEREST AND OTHER INCOME The Company invests its surplus cash in high quality, interest-bearing cash equivalents. Interest and other income during 2001 totaled $9.3 million compared to $14.2 million in 2000 and $15.5 million in 1999. Interest and other income in 2001 was comprised of interest on cash deposits of $4.9 million, joint venture management fees of $2.2 million, insurance settlements of $1.3 million and $0.9 million of other items. This compares to 2000 interest on cash deposits of $9.1 million, joint venture management fees of $2.6 million and insurance settlements of $2.5 million. And to 1999 interest on cash deposits of $10.6 million, joint venture management fees of $2.9 million, insurance settlements of $2.0 million. Interest income decreased in 2001 due to substantially lower interest rates, while insurance settlements decreased since the majority of the historic Refugio claims were settled in 2000.

MARK-TO-MARKET GAIN (LOSS) ON WRITTEN CALL OPTIONS The Company retroactively adopted the change in the Canadian Institute of Chartered Accountants recommendations for the accounting for written call options in 2000. The premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options resulted in a mark to market gain of $3.5 million in 2001. This compared to a gain of $4.1 million in 2000 and a loss of $2.5 million during 1999. For details on the written call options outstanding at December 31, 2001, see Note 8 to the Consolidated Financial Statements.

COSTS AND EXPENSES

OPERATING COSTS Gold equivalent production in 2001, (excluding equity accounted ounces) increased by 1% when compared to 2000 production, while operating costs decreased by 5%. Consolidated operating costs were $180.7 million in 2001 compared to $189.6 million in 2000 and $209.4 million in 1999. Total cash costs per ounce of gold equivalent were $193 in 2001 compared to $202 in 2000 and $196 in 1999. Total cash costs per ounce of gold equivalent improved dramatically at the Hoyle Pond mine and the Refugio mine, while the Blanket mine in Zimbabwe experienced higher unit costs due to hyperinflation primarily as a result of certain monetary policies adopted by the government of this African country.

Consolidated Production Costs per Equivalent Ounce of Attributable Gold Production
For the year ended December 31,                                                          2001        2000          1999
Cash operating costs                                                                    $ 186       $ 193        $ 186
Royalties                                                                                   7           9           10
Total cash costs                                                                          193         202          196
Reclamation                                                                                 2           3            3
Depreciation, depletion and amortization                                                   94          99          110
Total production costs                                                                  $ 289       $ 304        $ 309

The following table provides a reconciliation of operating costs per the consolidated financial statements to operating costs for per ounce calculation of total cash costs pursuant to the Gold Institute guidelines.

Reconciliation of Total Cash Costs per Equivalent Ounce of Gold to Consolidated
Financial Statements
For the year ended December 31,
(millions except production in ounces and per ounce amounts)                             2001         2000            1999
Operating costs per financial statements                                               $ 180.7      $ 189.6      $    209.4
Dayton operating costs                                                                     7.4          9.4              -
Site restoration cost accruals                                                            (1.9)        (2.7)           (3.1)
Severance costs                                                                             -            -             (3.5)
Contract termination costs                                                                  -            -             (1.5)
Other                                                                                     (3.7)        (5.4)           (2.4)
Operating costs for per ounce calculation purposes                                     $ 182.5      $ 190.9      $    198.9
Gold equivalent production - ounces                                                    944,803      943,798       1,012,408
Total cash costs per equivalent ounce of gold                                          $   193      $   202      $      196

Total cash costs per ounce of gold equivalent decreased by 4% during 2001. Details of the individual mine performance are discussed in the following sections.

Production Data Attributable Gold Equivalent Production - Ounces
For the year ended December 31,                                          2001           2000            1999
Primary operations:
         Fort Knox                                                       411,221        362,959         351,120
         Hoyle Pond                                                      156,581        140,441         136,709
         Kubaka                                                          237,162        244,641         254,625
         Refugio                                                          67,211         85,184          90,008
         Blanket                                                          39,592         34,571          37,755
                                                                         911,767        867,796         870,217
Other operations:
         Denton-Rawhide                                                   17,713         29,361          62,792
         Andacollo                                                        11,718         21,030               -
         Hayden Hill                                                       1,887          9,582          17,020
         Guanaco                                                           1,718         16,029          23,690
         Macassa                                                               -              -          38,689
                                                                          33,036         76,002         142,191
Total gold equivalent ounces                                             944,803        943,798       1,012,408

Total Cash Costs per Ounce of Attributable Gold Equivalent Production
For the year ended December 31,
(dollars per equivalent ounce of gold)                                      2001       2000       1999
Primary operations:
         Fort Knox                                                           207        203        194
         Hoyle Pond                                                          182        209        210
         Kubaka                                                              140        139        143
         Refugio                                                             242        300        277
         Blanket                                                             279        236        173
                                                                             191        197        189
Other operations:
         Denton-Rawhide                                                      248        243        243
         Andacollo                                                           259        289          -
         Hayden Hill                                                         277        240        194
         Guanaco                                                             436        278        198
         Macassa                                                               -          -        283
                                                                             263        263        241
                                                                             193        202        196

PRIMARY OPERATIONS

FORT KNOX MINE The Company acquired the Fort Knox open pit mine, located near Fairbanks, Alaska in 1998. Gold equivalent production in 2001 was 411,221 ounces compared to 362,959 in 2000 and 351,120 in 1999. In 2001, total cash costs were $207 per ounce of gold equivalent compared to $203 in 2000 and $194 in 1999. The Fort Knox mine 2001 business plan called for 450,000 ounces of gold equivalent production at total cash costs of $196 per ounce of gold equivalent. The plan was predicated on production from the Fort Knox open pit and supplemental feed from the recently acquired True North deposit early in 2001.

For 2001, cash production costs were $2.8 million lower than planned. Unfortunately, the reduced spending did not compensate for the delays in achieving commercial production at the True North open pit, due to a prolonged permitting process, unacceptable performance of the haulage contractor during the third quarter of 2001 and lower than anticipated ore grade in the upper benches at the True North open pit during the third quarter of 2001. The fourth quarter of 2001 results were on plan as the Company acquired the haulage fleet and is managing the ore haulage operations from the True North open pit to the Fort Knox mill. In addition, the grade of the ore mined during the fourth quarter of 2001 at True North open pit was as planned. Estimated gold equivalent production for 2002 is 440,000 ounces at total cash costs of approximately $210 per ounce.

Capital expenditures at the Fort Knox operations in 2001 were $20.2 million compared to $17.6 million during 2000 and $9.5 million during 1999. The majority of capital expenditures for 2001 were required to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. Planned capital expenditures for 2002 are estimated to be $16.0 million.

HOYLE POND MINE The Company acquired the Hoyle Pond underground mine, located in Timmins, Ontario, in 1993. Gold equivalent production in 2001 was 156,581 ounces compared to 140,441 ounces in 2000 and 136,709 ounces in 1999. In 2001, total cash costs were $182 per ounce of gold equivalent compared to $209 in 2000 and $210 in 1999. Cash production costs were on plan during 2001, 14% lower than in 2000. This reduced spending combined with higher gold equivalent production due to a 10% increase in the grade of ore processed, resulted in lower per ounce total cash costs. Estimated gold equivalent production for 2002 is 145,000 ounces at total cash costs of approximately $193 per ounce.

Capital expenditures at the Hoyle Pond operations in 2001 were $7.9 million compared to $13.8 million during 2000 and $18.6 million during 1999. The majority of capital expenditures for 2001 were required to further advance the 1060 ramp, underground development drilling and underground fleet replacements. Planned capital expenditures for 2002 are estimated to be $8.6 million.

KUBAKA MINE The Company acquired its 54.7% ownership interest in the Kubaka open pit mine, located in the Magadan Oblast in far eastern Russia in three transactions during 1998 and 1999. The Company's share of gold equivalent production in 2001 was 237,162 ounces compared to 244,641 in 2000 and 254,625 in 1999. In 2001, total cash costs were $140 per gold equivalent ounce compared to $139 in 2000 and $143 in 1999. The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Cash production costs were on plan during 2001, unchanged from 2000. Mill throughput increased by 4%, which helped to compensate for the 6% decrease in the grade of the ore processed. Estimated gold equivalent production for the Company's ownership interest in 2002 is 230,000 ounces at total cash costs of approximately $130 per ounce.

The Company's share of capital expenditures at the Kubaka operations in 2001 were $0.4 million compared to $0.3 million during 2000 and $0.9 million during 1999. The majority of capital expenditures for 2001 were required to extend the gravel runway at the mine airstrip and to purchase one additional diamond drill for exploration activities at the nearby Birkachan exploration project. The Company's share of planned capital expenditures for 2002 are estimated to be $1.5 million.

In 1999, the Company began an extensive drilling program looking for alternative mill feed for the Kubaka operations beyond the then known mine life. In 2000, these activities identified the Birkachan project located 28 kilometers north of the Kubaka processing plant. Additional exploration drilling continued during 2001. Current plans for 2002 are to continue the exploration activities at Birkachan, and commence the process of converting the current exploration license to a mining license. The Company will focus its exploration activities to identify resources that can be quickly converted into reserves and provide mill tonnage for the Kubaka processing plant in 2003 or 2004.

REFUGIO MINE The Company acquired a 50% interest in the Refugio open pit mine, located in Chile in 1998. The Company's share of gold equivalent production in 2001 was 67,211 ounces compared to 85,184 ounces in 2000 and 90,008 in 1999. In 2001, total cash costs were $242 per ounce of gold equivalent compared to $300 in 2000 and $277 in 1999. In late 2000, in light of the continued weakness in spot gold prices a decision was made to suspend mining activities and place the operations on care and maintenance in June of 2001. The open pit mining activities were suspended on June 1, 2001 as the last mined ore was placed on the leach pad and the Refugio operations commenced residual leaching of the two leach pads. All of the leased mining equipment was disposed of in 2001, eliminating any further financial obligations under the leases. Heap leaching operations continue and the balance of the Chilean summer will be spent reviewing the water balance and the estimated gold inventory on the leach pad to determine the best time to suspend residual leaching. The Company estimates its share of residual production of approximately 9,000 gold equivalent ounces during the first half of 2002. After that, the Refugio mine will remain on care and maintenance until spot gold prices improve substantially.

BLANKET MINE The Blanket mine, located in Zimbabwe, was acquired in 1993. Gold equivalent production in 2001 was 39,592 ounces compared to 34,571 ounces in 2000 and 37,755 ounces in 1999. Total cash costs were $279 per ounce of gold equivalent in 2001, compared to $236 in 2000 and $173 in 1999. Gold production increased in 2001 as milling of historic tailings that were purchased, subject to a tonnage royalty, from a nearby producer commenced. Inflationary pressures within Zimbabwe reached extreme levels due to certain monetary policies adopted by the government making the sourcing of foreign materials and supplies increasingly more difficult. This has also been compounded by increases in violence and civil unrest throughout the fourth quarter, a trend that is expected to increase as the March elections draw closer. With only 20% of gold sales payable in U.S. dollars and in excess of 30% of consumables imported and denominated in currencies other than the Zimbabwe dollar, the future ability of this operation to service debt obligations to the Company remains questionable. Future dividend payments under the current tight monetary policies also appear unlikely. Throughout this challenging time the mine continues to operate, and estimates 2002 production of 39,000 gold equivalent ounces at total cash costs similar to those incurred in 2001. The Company believes that conditions will improve in Zimbabwe, but, in light of the current economic and political environment, the Company has discontinued the consolidation of its investment in Zimbabwe and has fully written it down. This write-down during the fourth quarter of 2001 totaled $11.8 million.

OTHER OPERATIONS In addition to its primary operating mines, the Company has ther locations in various stages of residual production or closure. Only two of these operations had gold equivalent production during 2001. Gold equivalent production from the Hayden Hill and Guanaco mines in 2001 was 3,605 ounces with total cash costs in excess of $300 per ounce. Both of these operations will have no further commercial production and efforts are now focused on mine closure and reclamation.

In late 1999, The Company entered into a joint venture, whereby it would contribute cash while the Venture partner would contribute technology and the required patents to construct an Autoclaved Aerated Concrete ("AAC") plant near hoenix, Arizona. Construction of the plant was completed in 2001. AAC is a lightweight, high strength building block manufactured from silica mine tailings. Activities in 2001 were primarily marketing and engineering related, plant construction and startup manufacturing of AAC. The plan for 2002 is to continue to establish demand for the product with the expectation of earnings and positive cash flow from this venture in 2oo3. Site Restoration Costs Although the ultimate amount of reclamation and closure costs is uncertain, the Company estimates its closure obligations at $72.9 million based on information currently available including preliminary closure plans and applicable regulations. As at December 31, 2001, the Company has accrued $55.6 million of this liability. The Company will continue to accrue this liability on a unit-of-production basis over the remaining reserves. In addition, the Company plans reclamation spending of approximately $12.6 million in 2002 as part of its aggressive plan to get as many projects as possible to post closure monitoring by the end of 2004.

ADMINISTRATION Administration costs include corporate office expenses related to the overall management of the business which are not part of direct mine operating costs. Administration costs include the costs incurred at two offices. These offices are the corporate office in Toronto and the United States office n Salt Lake City. Administration expenses totaled $10.1 million in 2001, compared to $10.4 million in 2000, and $11.2 million in 1999. The 2001 administration expenditures were similar to 2000 and lower than 1999 since the 1999 expenditures included costs associated with the secondary offering. Administration expenses in 2002 are expected to remain near 2001 levels.

EXPLORATION AND BUSINESS DEVELOPMENT In 2001, total exploration and business development expenditures were $11.4 million of which $7.9 million was expensed. In 2000, total exploration and business development expenditures were $18.2 million of which $11.4 million was expensed and in 1999 total exploration and business development expenditures were $15.5 million of which $11.1 million was xpensed. Capitalized exploration was incurred primarily on the Hoyle Pond property and Fort Knox properties, while expensed exploration activities focused on the George/Goose Lake project in Nunavut and the area surrounding the Kubaka mine in Russia. Exploration and business development expenditures are expected to be $11.0 million in 2002 of which $7.9 million is expected to be expensed.

DEPRECIATION, DEPLETION AND AMORTIZATION Depreciation, depletion and amortization totaled $85.8 million in 2001 compared to $93.2 million in 2000 and $110.9 million in 1999. Depreciation, depletion and amortization have decreased per equivalent ounce of gold to $94 in 2001, from $99 in 2000 and $110 in 1999. The 2001 decrease per equivalent ounce of gold compared to 2000 was primarily due to increased year-end 2000 proven and probable reserves at the Kubaka mine. epreciation, depletion and amortization on a per ounce basis are expected to remain at current levels in 2002.

INTEREST EXPENSE Interest expense totaled $9.1 million in 2001, compared to $14.3 million in 2000, and $15.8 million in 1999. Interest expense in 2001 is comprised of $2.0 million relating to the Company's proportionate share of nterest on the Kubaka project and subordinated loans. In addition, in 2001, the Company incurred $2.8 million of interest on the Alaskan industrial revenue bonds, $2.8 million of interest on the debt component of the convertible debentures and the balance of interest on capital leases. Interest expense decreased in 2001 due to lower debt balances outstanding and lower interest rates. For further information on the Company's debt position, see Note 9 to the Consolidated Financial Statements.

SHARE OF LOSS OF INVESTEE COMPANIES Share of loss of investee companies totaled $2.2 million in 2001, compared to $8.1 million in 2000, and $0.3 million in 1999. The Company equity accounts investments where it owns more than 20% and exercises control. During 2001, the Company's share of the losses of the investee companies was $2.2 million, substantially less than recorded amounts in 2000. The 2000 results included 34% of Dayton Mining Corporation's write-down of the Andacollo mine.

WRITE-DOWN OF PROPERTY PLANT AND EQUIPMENT Impairment analysis for the operating assets consisted of comparing the estimated undiscounted future net cash flows on an area of interest basis with its carrying value, and when the future net cash flows are less, a non-cash write-down is recorded. Over the past three years, gold has averaged $276 per ounce and closed the year at $277 per ounce. Subsequent to the end of 2001, gold has traded above $300 per ounce. In addition to current and historical spot gold prices, the Company reviewed analysts' reports and participated in external surveys. As a result of this trend, and external survey expectations for spot gold prices, the Company used an assumption of $300 per ounce for gold for both reserve determination and impairment analysis in 2001, 2000 and 1999. In 1998 the Company used an assumed gold price of $325 per ounce.

Non-cash property, plant and equipment write-downs totaled $16.1 million in 2001 compared to $72.1 million in 2000 and $184.9 million in 1999. The 2001 write-down was comprised of $11.8 million relating to the Blanket mine due to the extreme inflationary pressures within Zimbabwe, difficulty in accessing foreign currency to pay for imported goods and services and the current civil unrest. The balance of the write-down was on other non-core closure properties. The 2000 write-down was comprised of $36.1 million relating to the Refugio mine due to the decision to suspend operations and place the operations on care and maintenance, and the balance on other non-core development and closure properties. The 1999 write-down was comprised of $108.8 million relating to the Fort Knox mine, $10.7 million on the Kubaka mine, $11.2 million on the Refugio mine and the balance on other non-core development and closure properties.

The details of the asset write-downs are presented in Note 15 to the Consolidated Financial Statements.

WRITE-DOWN OF OTHER INVESTMENTS The Company has various investments in resource-related companies at December 31, 2001, totaling $14.0 million. There were no non-cash write-downs of long-term investments during 2001, compared to $13.1 million in 2000 and $4.6 million in 1999. In light of the then current market conditions of resource-related equities and the poor performance of its equity accounted investments, the Company determined in 2000 that a permanent impairment in value has occurred and wrote these investments down to their estimated quoted market value.

INCOME AND MINING TAXES The Company is subject to tax in various jurisdictions including Canada, the United States, Russia, Zimbabwe and Chile. However, the Company has substantial operating losses and other tax deductions to shelter future taxable income. The 2001 liability arises from income taxes in Russia and federal large corporations tax in Canada. For a detailed income tax reconciliation, see Note 16 to the Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL RESOURCES

OPERATING ACTIVITIES Cash flow provided from operating activities was $74.5 million compared to $47.8 million in 2000 and $69.5 million in 1999. Cash flow provided from operating activities in 2002 is expected to be approximately $53.0 million using a spot gold price assumption of $300 per ounce. The 2001 cash flow from operating activities was positively affected by lower production costs, interest expense and exploration spending. In addition, $21.6 million of cash flow was generated upon the restructuring of certain spot deferred forward sales contracts. The 2001 cash flow from operating activities was used to finance capital expenditures and service existing debt. There were no dividends paid on the convertible preferred shares of subsidiary company in 2001.

FINANCING ACTIVITIES During 2001, the Company issued 24.2 million common shares valued at $23.2 million to acquire 945,400 convertible preferred shares of subsidiary company. At the time of the transaction the convertible preferred shares of the subsidiary company had a book value of $48.9 million. The $25.7 million difference in value associated with this transaction was applied against the carrying values of certain property, plant and equipment. In addition, in 2001, the Company issued 4.3 million common shares for cash consideration of $4.6 million pursuant to a private placement, issued 4.0 million common shares valued at $3.8 million to acquire mining properties, and issued 1.3 million common shares valued at $0.9 million pursuant to the employee share incentive plan. During 2000, the Company issued 2.0 million common shares for cash consideration of $1.4 million pursuant to a private placement, issued 2.1 million common shares for proceeds of $1.8 million pursuant to the employee share incentive plan and repurchased 3.5 million common shares pursuant to a normal course issuer bid for $5.3 million of cash. During 1999, the Company issued 10.5 million common shares valued at $25.9 million pursuant to the La Teko transaction and repurchased 3.7 million common shares pursuant to a normal course issuer bid for $7.5 million of cash.

On February 12, 2002, the Company completed a public offering and issued from treasury 23.0 million common shares for net proceeds of $18.5 million. The majority of the funds raised will be used to purchase the convertible preferred shares of subsidiary company. If the Company is successful in acquiring the 894,600 convertible preferred shares of subsidiary company at the offer price of $16.00 per share, the Company would apply the difference between book and market value of approximately $33.7 million to reduce certain property, plant and equipment.

The debt component of convertible debentures was reduced by $5.4 million during 2001 compared to $4.9 million during 2000 and $4.4 million during 1999. Long-term debt repayments were $46.5 million in 2001 compared to $26.4 million during 2000 and $14.7 million during 1999.

The Company did not declare and pay any dividends to the holders of the convertible preferred shares of subsidiary company. Dividends paid on the convertible preferred shares of subsidiary company in 2000, before suspension in August 2000, totaled $3.4 million compared to $6.9 million in 1999. Included in the carrying value of the Kinam preferred shares, as at December 31, 2001, is an accrual of $5.1 million that represents the cumulative unpaid dividends to the minority holders.

As at December 31, 2001, the Company had a $70 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. This operating line was reduced to $50.0 million on January 2, 2002. As at December 31, 2001, $59.0 million of letters of credit were issued under this facility. On January 2, 2002, the Company repaid $9.0 million of the Fort Knox industrial revenue bonds ("IRB's") which reduced the letters of credit outstanding under this facility to $49.8 million. The Company intends to re-market this credit facility in early 2002 since it matures in January 2003.

As at December 31, 2001, the Company's long-term debt consists of $4.2 million relating to the Kubaka project financing, $49.0 million of IRB's and various capital leases and other debt of $10.9 million. The current portion of the long-term debt is $33.1 million. For details of the various components of long-term debt, see Note 9 to the Consolidated Financial Statements.

INVESTING ACTIVITIES Capital expenditures decreased by 27% in 2001, as $30.4 million was spent on capital additions, compared to $41.6 million in 2000, and $44.0 million in 1999. The 2001 capital expenditures focused primarily on the Hoyle Pond and Fort Knox operations with 92% of total capital expenditures incurred at these two mines. Capital spending at the Hoyle Pond mine totaled $7.9 million (2000 - $13.8 million, 1999 - $18.6 million), for exploration drilling, underground development and additions to the underground mobile fleet. Capital spending at the Fort Knox mine totaled $20.2 million (2000 - $17.6 million, 1999 - $9.5 million), to purchase nine haulage trucks for the True North ore haulage, complete the access road from the Fort Knox mill to the True North open pit and for site infrastructure at the True North open pit. The Company's share of capital spending at the Refugio mine totaled $ nil (2000 - $3.2 million, 1999 - $7.9 million). Capital expenditures were financed out of cash flow from operating activities. Planned capital expenditures totaling $28.4 million in 2002 are to be funded from cash flow from operating activities and current cash reserves.

During 2001, one cash business acquisition was completed as the Company increased its ownership interest of E-Crete, LLC to approximately 86%. Cash used in business acquisitions was $1.2 million in 2001, compared to $ nil in 2000 and $35.0 million in 1999. Cash used in business acquisitions in 1999 primarily related to the $28.1 million cash component of the True North property transaction in Alaska and $4.7 million cash payment for the Timmins assets of Royal Oak Mines Inc.

For details of the various business acquisitions, see Note 2 to the Consolidated Financial Statements.

BUSINESS RISKS AND MANAGEMENT The Company continuously reviews the mining risks it encounters in its day-to-day operations. It mitigates the likelihood and potential severity of these risks through the application of high operating standards. In addition, there is great emphasis on safety, training and loss control programs at the various sites. The Company also maintains insurance coverage and surety bonds to cover normal business risks and financial assurance to various regulatory bodies pursuant to closure plans. Recent events affecting the insurance and surety markets worldwide have made it difficult to obtain additional surety capacity. The Company is reviewing alternatives available to provide financial assurance.

The Company's operations have been and in the future may be, affected to various degrees by changes in environmental regulations, including those for future site restoration and reclamation costs. The overall effect of these changes upon the Company varies by jurisdiction, and are not predictable but, given the Company's environmental policies and programs, the effects of any such changes are not expected to be material. The Company has planned reclamation spending at the various properties of approximately $12.6 million during 2002.

The Company has prepared reserve estimates based on a $300 per ounce gold price. Market fluctuations in the price of gold may render certain ore reserves uneconomical at lower gold prices.

The Company's business is subject to extensive licenses, permits, government legislation, controls and regulations. The Company endeavors to be in compliance with these regulations at all times.

The Company is subject to the considerations and risks of operating in Russia. The economy of the Russian Federation continues to display characteristics of an emerging market. These characteristics include, but are not limited to, the existence of a currency that is not freely convertible outside the country, onerous currency controls, the developing nature of the legal system, persistent high inflation and tax legislation that is subject to varying interpretations and constant changes, which may be retroactive.

DISCLOSURES ABOUT MARKET RISKS

COMMODITY PRICE RISKS The Company's revenues are derived primarily from the sale of gold production. The Company's net income can vary significantly with fluctuations in the market price of gold. At various times, in response to market conditions, the Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. As at December 31, 2001, the Company has gold forward sales contracts covering 313,000 ounces of future production of which 113,000 ounces are scheduled for delivery in 2002 at $271 per ounce. The Company is not subject to margin requirements on any of its hedging lines. Based on the Company's projected 2002 sales volumes, each $10 per ounce change in the average realized price on gold sales would have an approximate $7.0 million impact on revenues and pre-tax earnings. For further details of the hedge position as at December 31, 2001, see Note 8 of the Consolidated Financial Statements.

The Company consumes approximately 260,000 barrels of oil annually throughout its worldwide operations. In response to market conditions in late 2001, the Company entered into crude oil forward purchase contracts for approximately 28,500 barrels scheduled to be consumed during 2002 at $20.83 per barrel. Based on the Company's projected 2002 consumption and the forward purchase outstanding, each $1 change in crude oil prices would have an approximate $0.2 million impact on operating costs and pre-tax earnings.

FOREIGN CURRENCY EXCHANGE RISK The Company conducts the majority of its operations in the U.S., Russia, Canada, and Zimbabwe. Currency fluctuations affect the cash flow that the Company will realize from its operations as gold is sold in U.S. dollars, while, production costs are incurred in Russian rubles, Canadian, U.S. and Zimbabwean dollars. The Company's results are positively affected when the U.S. dollar strengthens against these foreign currencies and adversely affected when the U.S. dollar weakens against these foreign currencies. The Company's cash and cash equivalent balances are held in U.S. and Canadian dollars; holdings denominated in other currencies are relatively insignificant.

Since 1998, the Russian ruble has weakened against the U.S. dollar and the Company has benefited primarily through lower Russian labour and materials costs. The temporal method is used to consolidate the financial results of operations in Russia. The major currency related exposure at any balance sheet date is on ruble denominated cash balances and working capital. The bullion inventory is denominated in U.S. dollars thus there are no related foreign exchange risks. The foreign exchange exposure on the balance of the working capital items is nominal. Gold sales during 2001 were primarily denominated in rubles. Any excess rubles were quickly converted into U.S. dollars minimizing any foreign exchange risk on cash balances. The U.S. dollars received are used to service the U.S. dollar denominated debt and the foreign supplies inventory purchases, while the rubles received from the gold sales are used to pay local operating costs. The Company has and will continue to convert any excess rubles into U.S. dollars to repay U.S. denominated third-party and inter-corporate debt obligations. Assuming the Company's share of estimated 2002 ruble payments of 560 million rubles at an exchange rate of 30 rubles to one U.S. dollar, each 3 ruble change to the U.S. dollar could result in an approximate $1.7 million change in the Company's pre-tax earnings.

In Canada, the Canadian dollar exposure primarily relates to Canadian dollar denominated operating, administration, exploration and interest costs. The Company has self-sustaining operations in Canada which are translated into U.S. dollars using the current rate method. The current rate method translates assets and liabilities into U.S. dollars at the rate of exchange in effect at the balance sheet date and revenue and expense items into U.S. dollars using the average rate for the reporting period. The Canadian dollar decreased in value by approximately 6% when compared to the U.S. dollar in 2001. This, combined with holding net assets in the Canadian self-sustaining operations, resulted in an increase of $5.6 million in the cumulative translation adjustment account. In addition, the Company has Canadian dollar denominated operating, administration, exploration and interest expense. The Company currently has hedged $12.0 million of this exposure for 2002 at average exchange rates of Canadian $1.4982 per U.S. dollar. Excluding hedging contracts described above, and assuming 2001 Canadian dollar payments of $59.0 million dollars at an exchange rate of Canadian $1.55 per U.S. dollar, each 5 cent change to the U.S. dollar could result in an approximate $1.2 million change in the Company's pre-tax earnings.

INTEREST RATE RISKS The Company has no interest rate swaps outstanding at December 31, 2001. At December 31, 2001, the Company carries $56.5 million of variable rate debt, all denominated in U.S. dollars. Interest expense would change by approximately $0.6 million for every one percent change in interest rates.

OUTLOOK As at December 31, 2001, the Company has $62.0 million of working capital, which includes a strong cash balance. The Company is continually focused on cost containment and is aggressively looking for opportunities to reduce spending in all areas. In addition, with the exception of the George/Goose Lake exploration program, all exploration efforts are now focused near existing producing assets, which should provide synergistic opportunities in the future. These initiatives, combined with sustainable low cost production, significant mining properties in Alaska and Timmins and a manageable debt repayment schedule, provide the Company with the ability to survive low spot gold prices in order to take advantage of higher prices in the future.

Subsequent to year-end, the Company issued from treasury 23.0 million common shares for net proceeds of $18.5 million. In addition, the Company announced a tender offer to acquire the 894,600 convertible preferred shares of subsidiary company that it does not own for $16.00 per share. These transactions are the next steps to further strengthen the balance sheet and complement those achieved in 2001.